C. Craig Carlson direct dial: (949) 725-4125 ccarlson@sycr.com	Stradling Yocca Carlson & Rauth A PROFESSIONAL CORPORATION ATTORNEYS AT LAW 660 NEWPORT CENTER DRIVE, SUITE 1600 NEWPORT BEACH, CA 92660-6422 TELEPHONE (949) 725-4000 FACSIMILE (949) 725-4100	ORANGE COUNTY (949) 725-4000 SAN DIEGO (858) 926-3000 SAN FRANCISCO (415) 283-2240 SANTA BARBARA (805) 730-6800 SACRAMENTO (916) 449-2350
May 14, 2010
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Dana Brown
Re:	CKE Restaurants, Inc. Preliminary Proxy on Schedule 14A Filed May 4, 2010 File No. 001-11313
Dear Mr. Brown:
     On behalf of CKE Restaurants, Inc. (the “Company”), we hereby submit the Company’s response to the comment made by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the letter dated May 12, 2010 (the “Comment Letter”), in connection with the Company’s Preliminary Proxy Statement on Schedule 14A filed on May 4, 2010 (the “Proxy Statement”).
     For the convenience of the Staff, the Company’s response is preceded by a reproduction of the Staff’s comment as set forth in the Comment Letter.
General
1.	Please advise what consideration you have given to the applicability of Rule 13e-3 to this transaction. We note in this regard disclosure on page 53 stating that discussions have occurred and that it is “likely” that some members of CKE management could serve in management positions with Parent or could purchase or participate in the equity of Parent. We also note that it is anticipated that awards would entitle management to share in up to 10% of the future appreciation of the surviving corporation. While we acknowledge that disclosure suggests the compensation arrangements are not yet finalized, nevertheless such arrangements could result in potential application of the Rule.
Company Response: We respectfully advise the Staff that, prior to the filing of the Proxy Statement, the Company gave careful consideration to Rule 13e-3, the interpretive guidance issued

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by the Commission with respect thereto, and various facts known to the Company at such time. The Company determined that the proposed transaction with affiliates of Apollo Management VII, L.P. (“Apollo”) does not constitute a “Rule 13e-3 transaction.” For the purposes of this response, the Company’s senior management includes Andrew F. Puzder (its principal executive officer), Theodore Abajian (its principal financial officer) and E. Michael Murphy (its President and Chief Legal Officer, and collectively with Andrew F. Puzder and Theodore Abajian, the “Senior Executive Officers”).
The Company’s determination was influenced by the fact that the proposed transaction occurred as a result of a publicly-noticed auction process whereby the Company’s independent financial advisor, on behalf of the Company’s board of directors, actively solicited proposals from both strategic and financial buyers. As part of this auction process, the Company’s independent financial advisor solicited a proposal from affiliates of Apollo to acquire all of the outstanding capital stock of the Company. At the time that Apollo submitted its proposal to the Company’s board of directors, the Senior Executive Officers were discussing potential terms with respect to equity rollover and compensation with affiliates of Thomas H. Lee Partners, L.P. (“THL”) in connection with THL’s previous agreement to acquire the Company (the “THL Transaction”). Further, Apollo’s proposal was not conditioned upon the retention of Senior Executive Officers at the surviving corporation (“CKE Parent”). Collectively, the foregoing facts present strong evidence of the Senior Executive Officers’ general inability to control or design the proposed transaction to accommodate or further their personal interests at the expense of the Company’s shareholders.
The Company’s determination that the proposed transaction does not constitute a “Rule 13e-3 transaction” was also influenced by the Company’s understanding of the discussions that have subsequently occurred between the Senior Executive Officers and representatives of Apollo with respect to each such Senior Executive Officer’s continued involvement with CKE Parent. Although no agreement has been reached with respect to the terms of the Senior Executive Officers’ employment with, or equity investment in, CKE Parent, as of the date of the filing of the Proxy Statement and as of the date of this letter, the Company understands that the scope and substance of the discussions that have occurred between the Senior Executive Officers and representatives of Apollo to date are not materially different from those discussions that occurred with respect to the THL Transaction, as set forth in the Company’s letter to the Staff dated April 12, 2010 (the “April 12 Letter”) in response to the Staff’s comments to the Preliminary Proxy Statement on Schedule 14A filed on March 19, 2010. Specifically, Parent has advised the Company that (i) none of the Senior Executive Officers, except Andrew F. Puzder, would occupy a seat on the board of directors of CKE Parent, (ii) the terms of the Senior Executive Officers’ employment arrangements would be substantially similar to their current employment arrangements, and (iii) none of the Senior Executive Officers would receive significant increases in compensation as a result of the proposed transaction. However, it should be noted that a salary increase otherwise due to Mr. Abajian irrespective of the proposed transaction will be granted by the Company. Further, the Company respectfully notes that many of the same policy considerations set forth in the April 12 Letter apply with equal force to the proposed transaction. In fact, the only substantive variation with respect to the facts of the proposed transaction that differ from those related to the THL Transaction (as set forth in the April 12 Letter) is the potential amount of participation by the Senior Executive Officers in the proposed equity incentive plan of CKE Parent, as further described below.

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Parent has advised the Company that, consistent with customary terms in a transaction of this type, it would prefer the Senior Executive Officers to invest 50% of the after-tax proceeds received by each such Senior Executive Officer in connection with the proposed transaction in equity securities of CKE Parent. Assuming that each of the Senior Executive Officers invested this amount in CKE Parent, the Senior Executive Officers, as a group, would beneficially own approximately 2% of the post-closing equity of CKE Parent on a fully-diluted basis as a result of such investment.
In addition, Parent has informed the Company that, concurrent with the closing of the proposed transaction, as is customary, CKE Parent plans to adopt a new equity incentive plan (the “Proposed Plan”). The Proposed Plan would reserve 10% of the equity of CKE Parent, on a fully-diluted basis as of the closing of the proposed transaction, for grants of restricted shares to executives, new hires and certain other employees designated by the board of directors of CKE Parent, of which Parent expects to provide no more than 6.5% of the fully-diluted equity of CKE Parent to the Senior Executive Officers. It is anticipated that all such grants will be subject to vesting over a period of four years of continued employment and approximately half of such grants will be subject to the achievement of certain performance targets. Because these restricted shares are subject to meaningful risk due to such time- and performance-based vesting requirements, the Company believes that the relevant measure of equity participation for the purpose of Rule 13e-3 is the amount of equity that the Senior Executive Officers would be expected to invest in at closing, and that such percentage, at 2% (as described above), in light of the interpretive guidance issued by the Commission with respect to Rule 13e-3, clearly does not constitute control.
Accordingly, since the proposed transaction is the product of a publicly-noticed auction process and an arm’s-length negotiation controlled at all times by the Company’s board of directors (a majority of whom are independent and none of whom, with the exception of Mr. Puzder, have any connections to, or influence by, Apollo) and/or the transaction committee thereof, and not the Senior Executive Officers. As described under the “The Merger—Background of the Merger” in the Proxy Statement, the termination of the merger agreement with affiliates of THL and the execution of the merger agreement with Parent were approved by the Company’s board of directors, in light of advice received from independent advisors, without consideration of any impact that the proposed transaction would have on the Senior Executive Officers’ financial or other interests in the Company.
For the reasons discussed in this letter, the Company respectfully submits that the proposed merger is not a “Rule 13e-3 transaction.”
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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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     Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me directly at (949) 725-4125.

Very truly yours, STRADLING YOCCA CARLSON & RAUTH
/s/ C. Craig Carlson
C. Craig Carlson